Exhibit 99.1

GreenPower Announces Results of Annual General and Special Meeting and Appointment of Officers

VANCOUVER, BC, March 28, 2023 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) (the "Company"), a leading manufacturer and distributor of zero-emission, electric-powered, medium and heavy-duty vehicles, announces the results of the Annual General and Special Meeting (AGM) that was held today.

The shareholders elected all of management's director nominees being Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley.

The shareholders also approved the Company's 2022 Equity Incentive Plan, the 2023 Equity Incentive Plan and the appointment of BDO Canada LLP as the Company's auditors for the ensuing fiscal year.

The 2022 Equity Incentive Plan includes a 10% rolling stock option and 2,467,595 common shares for performance based awards. Shareholder approval of the Plan must be obtained annually at the Company's annual general meeting. In addition, the Plan must be submitted to the TSX Venture Exchange for review and acceptance on an annual basis.

Following the AGM the Directors of the Company appointed the following officers of the Company for the ensuing year: Fraser Atkinson – Chairman and Chief Executive Officer, Brendan Riley – President and Michael Sieffert – Chief Financial Officer and Corporate Secretary.

Contact

Fraser Atkinson, CEO
(604) 220-8048

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. © 2023 GreenPower Motor Company Inc. All rights reserved.